SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13D-2(A)

(Amendment No. 3)

WYNN RESORTS, LIMITED

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

983134 10 7

(CUSIP Number)

Michael J. Bonner

Greenberg Traurig, LLP

3773 Howard Hughes Parkway, Suite 400 North

Las Vegas, Nevada 89169

(702) 792-3773

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 13, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 983134 10 7

1.	Names of Reporting Persons. Aruze USA, Inc. (1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF (Funds for the acquisition of the Issuer securities were provided by Aruze Corp., the corporate parent of Aruze USA, Inc.)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Nevada, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 46,702,639 (1), (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 46,702,639 (1), (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 46,702,639 (1), (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 37.9% (3)

14.	Type of Reporting Person (See Instructions) CO

(1)

Aruze USA, Inc. is a wholly owned subsidiary of Aruze Corp., of which Mr. Kazuo Okada owns a controlling interest and is its Chairman. The subject securities were acquired and are owned by Aruze USA, Inc. but may be considered beneficially owned by Aruze Corp. and Kazuo Okada. Accordingly, Aruze USA, Inc., Aruze Corp. and Mr. Okada may be deemed to have shared voting and dispositive power over the shares which are owned by Aruze USA, Inc.

(2)

Includes 22,153,417 shares held by Stephen A. Wynn (the “Wynn Shares”) that are beneficially owned by the Reporting Person as a result of that certain stockholders agreement, dated as of April 11, 2002, among Mr. Wynn, Aruze USA, Inc. and Baron Investment Funds Trust (formerly known as Baron Asset Fund) (“Baron”), as amended on November 8, 2006 and as further amended by that certain Waiver and Consent dated July 31, 2009 and that certain Waiver and Consent dated August 13, 2009 (the “Stockholders Agreement”).

(3)

The aggregate percentage of the outstanding shares that the Reporting Person may be deemed to beneficially own is approximately 37.9%. Excluding the Wynn Shares that the Reporting Person may be deemed to beneficially own as a result of the Stockholders Agreement, the Reporting Person directly beneficially owns approximately 19.9% of the outstanding shares. (See Item 6)

CUSIP No. 983134 10 7

1.	Names of Reporting Persons. Aruze Corp. (1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Japan

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 46,702,639 (1), (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 46,702,639 (1), (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 46,702,639 (1), (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 37.9% (3)

14.	Type of Reporting Person (See Instructions) CO

(1)

Aruze USA, Inc. is a wholly owned subsidiary of Aruze Corp., of which Mr. Kazuo Okada owns a controlling interest and is its Chairman. The subject securities were acquired and are owned by Aruze USA, Inc. but may be considered beneficially owned by Aruze Corp. and Kazuo Okada. Accordingly, Aruze USA, Inc., Aruze Corp. and Mr. Okada may be deemed to have shared voting and dispositive power over the shares which are owned by Aruze USA, Inc.

(2)	Includes the Wynn Shares that are beneficially owned by the Reporting Person as a result of the Stockholders Agreement.

(3)

The aggregate percentage of the outstanding shares that the Reporting Person may be deemed to beneficially own is approximately 37.9%. Excluding the Wynn Shares that the Reporting Person may be deemed to beneficially own as a result of the Stockholders Agreement, the Reporting Person directly beneficially owns approximately 19.9% of the outstanding shares. (See Item 6)

CUSIP No. 983134 10 7

1.	Names of Reporting Persons. Kazuo Okada (1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Japan

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 46,702,639 (1), (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 46,702,639 (1), (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 46,702,639 (1), (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 37.9% (3)

14.	Type of Reporting Person (See Instructions) IN

(1)

Aruze USA, Inc. is a wholly owned subsidiary of Aruze Corp., of which Mr. Kazuo Okada owns a controlling interest and is its Chairman. The subject securities were acquired and are owned by Aruze USA, Inc. but may be considered beneficially owned by Aruze Corp. and Kazuo Okada. Accordingly, Aruze USA, Inc., Aruze Corp. and Mr. Okada may be deemed to have shared voting and dispositive power over the shares which are owned by Aruze USA, Inc.

(2)	Includes the Wynn Shares that are beneficially owned by the Reporting Person as a result of the Stockholders Agreement.

(3)

The aggregate percentage of the outstanding shares that the Reporting Person may be deemed to beneficially own is approximately 37.9%. Excluding the Wynn Shares that the Reporting Person may be deemed to beneficially own as a result of the Stockholders Agreement, the Reporting Person directly beneficially owns approximately 19.9% of the outstanding shares. (See Item 6)

This Schedule 13D/A (this “Amendment No. 3”) hereby amends and supplements the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the “Commission”) on November 13, 2002 (the “Original Schedule 13D”), as amended by the Schedule 13D/A filed by the Reporting Persons with the Commission on November 14, 2006 (“Amendment No. 1”) and as amended by the Schedule 13D/A filed by the Reporting Persons with the Commission on August 3, 2009 (“Amendment No. 2” and, together with Amendment No. 1 and the Original Schedule 13D, the “Schedule 13D”).  Capitalized terms used but not defined herein shall have the respective meanings set forth in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer

The response set forth in Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(c) On the date hereof, the Reporting Persons have the shared power to vote or to direct the vote and to dispose or to direct the disposition of 24,549,222 shares of Common Stock of the Issuer owned by Aruze USA. Such 24,549,222 shares include 18,972,299 shares of Common Stock of the Issuer which were acquired by Aruze USA from the Issuer as a result of the contribution of its membership interest in Valvino Lamore, LLC, a Nevada limited liability company (“Valvino”), to the Issuer on September 24, 2002.  In the contribution, approximately 189.7 shares of Issuer Common Stock were issued to Aruze USA in exchange for each common share of Valvino membership interest contributed.  Aruze USA acquired an additional 5,576,923 shares of Common Stock from the Issuer on October 30, 2002 pursuant to the Purchase Agreement for $13.00 per share, which was the price offered to the public in the Issuer’s initial public offering.

As a result of entering into the Stockholders Agreement with Stephen A. Wynn (see Item 6), Aruze USA possesses shared power to vote or direct the vote of, and thus beneficially owns, an additional 22,153,417 shares of Common Stock of the Issuer held by Mr. Wynn.

Mr. Wynn is a United States citizen with his business address at 3131 Las Vegas Boulevard South, Las Vegas, Nevada 89109.  To the knowledge of the Reporting Persons, Mr. Wynn directly beneficially owns 22,153,417 shares of Common Stock, or 18.0% of the outstanding Common Stock of the Issuer.

As described in Item 6, under the Stockholders Agreement, Aruze USA and Mr. Wynn have agreed to vote their shares of the Issuer’s Common Stock for a slate of directors of the Board of Directors of the Issuer, a majority of which will be designated by Mr. Wynn, of which at least two will be independent directors, and the remaining members of which will be designated by Aruze USA.  Aruze USA, Aruze Corp. and Kazuo Okada, on the one hand, and Mr. Wynn, on the other hand, are a “group” under Rule 13d-5 under the Securities Exchange Act of 1934, as amended, because of the voting arrangement with respect to the election of directors under the Stockholders Agreement.  Other than the Stockholders Agreement, Amendment and Waiver and Consents described in Item 6, the Reporting Persons and Mr. Wynn do not have any other arrangement or understanding with respect to the acquisition, holding, voting or disposition of equity securities of the Issuer.

The aggregate percentage of the outstanding Common Stock of the Issuer, which the Reporting Persons beneficially own, including the shares of Common Stock which the Reporting Persons beneficially own as a result of the Stockholders Agreement, is 37.9%.  Excluding the additional shares of Common Stock that the Reporting Persons beneficially own as a result of the Stockholders Agreement, the Reporting Persons directly beneficially own 19.9% of the outstanding Common Stock of the Issuer.

Unless otherwise indicated, all percentages in this Amendment No. 3 assume that the Issuer had 123,114,040 shares of Common Stock outstanding as of July 31, 2009, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended June 30, 2009, filed August 5, 2009.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The response to Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following paragraphs at the end of such Item 6:

Waiver and Consent with respect to Stockholders Agreement

On August 13, 2009, Mr. Wynn and Aruze USA entered into that certain Waiver and Consent (the “Waiver and Consent”) with respect to the Stockholders Agreement.  Pursuant to the Waiver and Consent, Mr. Wynn and Aruze USA each (a) consented to the transfer of up to 2,000,000 shares of Common Stock (the “Released Shares”) held by each other and (b) waived all of their respective rights under the Stockholders Agreement, including without limitation their rights of first refusal, in connection with a transfer or proposed transfer of the Released Shares.

The foregoing description of the Waiver and Consent does not purport to be complete and is qualified in its entirety by reference to the Waiver and Consent which is filed herewith as Exhibit 6 and is incorporated herein by this reference.

Item 7.	Material to be Filed as Exhibits.
The response to Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following items at the end of such Item 7:

Exhibit 99.6	Waiver and Consent, dated August 13, 2009, by and between Stephen A. Wynn and Aruze USA, Inc.

Exhibit 99.7

Joint Filing Agreement, dated November 11, 2006, between Aruze Corp., Aruze USA, Inc. and Kazuo Okada (previously filed as Exhibit 4 to the Schedule 13D/A of Aruze Corp., Aruze USA, Inc. and Kazuo Okada filed on November 14, 2006 and incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 18, 2009

ARUZE USA, INC.

/s/ Kazuo Okada
By: Kazuo Okada
Its: President

ARUZE CORP.

/s/ Kazuo Okada
By: Kazuo Okada
Its: Chief Executive Officer

KAZUO OKADA

/s/ Kazuo Okada
Kazuo Okada, Individually

EXHIBIT INDEX

Exhibit	Description

99.6	Waiver and Consent, dated August 13, 2009, by and between Stephen A. Wynn and Aruze USA, Inc.

99.7

Joint Filing Agreement, dated November 11, 2006, between Aruze Corp., Aruze USA, Inc. and Kazuo Okada (previously filed as Exhibit 4 to the Schedule 13D/A of Aruze Corp., Aruze USA, Inc. and Kazuo Okada filed on November 14, 2006 and incorporated herein by reference).